NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

SUPPL

FILE No. 82-4749

October 31, 2007

United States Securities
& Exchange Commissio[redacted]
Washington, DC
20549
USA

07028004

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated October 31, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

for Barb O'Neill

11/16

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

'ILE No. 4749

NEWS RELEASE **OCTOBER 31, 2007**

News Release: **07-13** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

TRENCHING COMPLETE AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that fieldwork at the Viking property in western Newfoundland is complete.

The program included construction of a 6.5 kilometer long access trail into the property and the completion of six mechanical trenches. The access trail is suitable for heavy equipment and all terrain vehicles and will greatly enhance future, more detailed exploration and field work along the four kilometer long gold-bearing system at Viking.

The trenches have been mapped and potentially mineralized zones sampled. This trenching has expanded and better delineated known gold showings, with several new zones of alteration and quartz veining discovered. Fifty one rock samples were collected and have been delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Assay results are expected shortly and these results, along with a geologic summary of the mineralized zones encountered, will be released as soon as they are available.

Discussions continue with potential drill contractors to drill test Northern Abitibi's other property in northwest Newfoundland, Taylor Brook.

Northern Abitibi

Northern Abitibi is a mineral exploration company focused on identifying potential in new or historic mining districts and advancing them. The Northern Abitibi technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. A description of the Viking gold project can be found on our website at www.naminco.ca.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCTOBER 31, 2007**

News Release: **07-13** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

TRENCHING COMPLETE AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that fieldwork at the Viking property in western Newfoundland is complete.

The program included construction of a 6.5 kilometer long access trail into the property and the completion of six mechanical trenches. The access trail is suitable for heavy equipment and all terrain vehicles and will greatly enhance future, more detailed exploration and field work along the four kilometer long gold-bearing system at Viking.

The trenches have been mapped and potentially mineralized zones sampled. This trenching has expanded and better delineated known gold showings, with several new zones of alteration and quartz veining discovered. Fifty one rock samples were collected and have been delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Assay results are expected shortly and these results, along with a geologic summary of the mineralized zones encountered, will be released as soon as they are available.

Discussions continue with potential drill contractors to drill test Northern Abitibi's other property in northwest Newfoundland, Taylor Brook.

Northern Abitibi

Northern Abitibi is a mineral exploration company focused on identifying potential in new or historic mining districts and advancing them. The Northern Abitibi technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. A description of the Viking gold project can be found on our website at www.naminco.ca.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCTOBER 31, 2007**

News Release: **07-13** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

TRENCHING COMPLETE AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that fieldwork at the Viking property in western Newfoundland is complete.

The program included construction of a 6.5 kilometer long access trail into the property and the completion of six mechanical trenches. The access trail is suitable for heavy equipment and all terrain vehicles and will greatly enhance future, more detailed exploration and field work along the four kilometer long gold-bearing system at Viking.

The trenches have been mapped and potentially mineralized zones sampled. This trenching has expanded and better delineated known gold showings, with several new zones of alteration and quartz veining discovered. Fifty one rock samples were collected and have been delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Assay results are expected shortly and these results, along with a geologic summary of the mineralized zones encountered, will be released as soon as they are available.

Discussions continue with potential drill contractors to drill test Northern Abitibi's other property in northwest Newfoundland, Taylor Brook.

Northern Abitibi

Northern Abitibi is a mineral exploration company focused on identifying potential in new or historic mining districts and advancing them. The Northern Abitibi technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. A description of the Viking gold project can be found on our website at www.naminco.ca.

"Shane Ebert"
Shane Ebert, President/Director

END